FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Telefónica and Allianz create a partnership to deploy fibre in Germany	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica informs that it has reached an agreement with Allianz to create a “joint venture” to deploy fibre in Germany through an open wholesale company.

Please see attached a press release outlining the agreement.

Madrid, October 29, 2020

NOTA DE PRENSA
PRESS RELEASE

TELEFÓNICA AND ALLIANZ CREATE A PARTNERSHIP TO DEPLOY FIBRE IN GERMANY THROUGH AN OPEN WHOLESALE COMPANY
•Telefónica and Allianz will each hold 50% under a co-control governance model
•Independent open-access wholesale operator focused on deploying fibre in rural and semi-rural areas of Germany to tap the potential of Europe’s largest broadband market
•Committed to accelerating Germany’s social, economic and digital development by providing ultrafast broadband connectivity to underserved regions through a sustainable energy-efficient network
•Envisaged overall investment volume of EUR 5 billion phased over the coming 6 years, contributing to the German government’s plan to provide nationwide gigabit convergent internet infrastructure by 2025

Madrid/Munich, 29 October 2020 - Telefónica and Allianz have reached an agreement for the creation of a joint venture to deploy Fibre-to-the-Home (FTTH) in Germany.
Following closing, Telefónica Group and Allianz Group will each hold 50% in the joint venture company under a co-control governance model. Telefónica Group’s participation will be held through Telefónica Infra (its infrastructure unit) holding 40% and Telefónica Deutschland / O2 holding a 10% stake. Allianz Capital Partners will invest 50% in the joint venture on behalf of Allianz insurance companies (“Allianz”) and the Allianz European Infrastructure Fund.
Operating as a neutral wholesale company, the joint venture is set to deploy local fibre optic networks in underserved rural and semi-rural areas across Germany and to offer FTTH wholesale access to all telecommunications service providers so they can in turn offer these services to their end customers.
Allianz, one of the world´s leading insurers and investors, and Telefónica as one of the largest telecommunications service providers globally provide strong pillars supporting the company’s ambitious plans. Allianz contributes its experience from several fibre investments, longstanding investment strength and expertise as well as strong local presence. This investment follows Allianz’s commitment to significant fibre roll-outs in France and Austria.
Telefónica brings its technical capabilities and expertise in deploying and operating fibre networks. Telefónica Spain will provide network design and operations expertise throughout the deployment years. In addition, the company will benefit from Telefónica Deutschland / O2 distribution power over its various on- and offline channels as its first wholesale client and provider of certain transport infrastructure.
Telefónica, S.A.    Dirección de Comunicación Corporativa Tel: +34 91 482 38 00
    Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com
    28050 Madrid http://saladeprensa.telefonica.com
@Telefonica

As an independent FTTH open platform, the company is uniquely positioned to unlock the enormous potential of Europe’s largest broadband market whilst at the same time contributing to Germany’s social, economic and digital development.
The newly formed company aims to deploy more than 2 million Homes Passed in rural and semi-rural areas creating a fibre network of over 50,000 kms delivering environmental benefits through energy efficient operations and enabling the transition to fibre in the deployment areas.

The joint venture intends to invest up to EUR 5 billion through different sources of funding: shareholders’ equity, a long term subordinated loan plus non-recourse external financing. Investments are spread out during the 6 year deployment period, Telefónica will invest up to EUR 0.5bn equity and Allianz will invest up to EUR 1.0bn through different instruments. This business opportunity allows Telefonica to crystallize the value of its know-how whilst safeguarding the Group’s financial priorities in the interests of all stakeholders, through a ring-fenced and non-consolidated structure.
Ángel Vilá, Chief Operating Officer at Telefónica Group, commented “We are very enthusiastic about the opportunity to partner with Allianz, one of the world’s largest investors with whom we share the ambition to drive fibre roll out in Germany, contributing to accelerate the country’s digital development. We are delighted to put our expertise behind this partnership, joining forces with Allianz as a key element for success, strengthening Telefónica Infra's value proposition and reinforcing the strategy presented by Telefónica a year ago.”

Guenther Thallinger, Member of the Board of Management of Allianz SE: Investment Management and ESG, commented, “Allianz as a committed investor in essential infrastructure is excited to enter into a joint venture with an experienced partner in the Fibre-to-the-Home segment like Telefónica. Ongoing digitalisation of our society and increasing data volumes more and more require high bandwidth for households as is currently evidenced by the COVID crisis with millions of people having shifted to working and learning from home. We are proud to invest in a sustainable infrastructure which we believe will also ensure attractive returns for our policyholders.”
Markus Haas, CEO Telefónica Deutschland / O2, commented “German customers want fast and stable internet connections. We see huge potential for the fibre-optic market in Germany, as currently less than ten percent of all households are connected to fibre. Access to the new open FTTH platform would allow us to offer our o2 private and business customers highly powerful fibre-optic connections in even more and so far underdeveloped regions. This complements our strategy to provide a strong fixed-line service offering to our customers for an excellent price-performance ratio. Our stake in the new wholesale company provides us with an attractive long-term investment in a market with enormous future potential”
The transaction is subject to the approval of the competent merger control authorities and closing is expected to occur in the first half of 2021.
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About Telefónica
Telefónica is one of the largest telecommunications service providers in the world. The company offers fixed and mobile connectivity as well as a wide range of digital services for residential and business customers. With 342 million customers, Telefónica operates in Europe and Latin America. Telefónica is a 100% listed company and its shares are traded on the Spanish Stock Market and on those in New York and Lima. In 2019, Telefónica set an action plan as a catalyst for the transformation of the company. The plan seeks to prioritize its four relevant markets and grow sustainably in the long term, boost its growth potential while leveraging the value of its infrastructure, increase agility and improve efficiency.
Telefónica, S.A.    Dirección de Comunicación Corporativa Tel: +34 91 482 38 00
    Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com
    28050 Madrid http://saladeprensa.telefonica.com
@Telefonica

About Telefónica Infra
Telefónica Infra is the unit created within Telefónica Group in Nov 2019 to manage stakes in infrastructure vehicles alongside financial investors. TEF Infra’s objectives include crystalizing the value of Telefónica’s infrastructure through stakes held in infrastructure vehicles. TEF Infra will focus on value creation through 3 key levers: i) dedicated management and increased focus, ii) selectively monetizing infrastructure assets and iii) partnering with leading financial investors to co-invest in growth opportunities (flexible partnership structures and business models).
About Telefónica Deutschland
Telefónica Deutschland offers telecommunications services for private and business customers, as well as innovative digital products and services in the fields of the Internet of Things and data analytics.  The company is one of the leading integrated telecommunications providers in Germany. In the mobile segment alone, Telefónica Deutschland is responsible for more than 42.4 million connections excluding M2M (as of 30 June 2020) – no other domestic network operator connects more people. By 2022, the company aims to become the “Mobile Customer & Digital Champion”, meaning the preferred partner for customers in the German mobile service market that allows them mobile freedom in the digital world. Through its core brand O2 and various secondary and partner brands, the company sells postpaid and prepaid mobile telecommunications products including innovative mobile data services. The basis for this is a mobile service network based on a highly reliable GSM, UMTS and LTE infrastructure. At the same time, the company is setting up an energy-efficient high-performance 5G network. Telefónica Deutschland also provides telephony and high-speed internet products, such as VDSL, in the fixed network field. Telefónica Deutschland Holding AG has been listed in the Prime Standard on the Frankfurt Stock Exchange (TecDAX) since 2012. In the 2019 financial year, the company generated revenue of EUR 7.4 billion with almost 8,500 employees.
About Allianz Capital Partners
Allianz Capital Partners is one of Allianz Group's asset managers for alternative equity investments and is part of Allianz Global Investors. With offices in Munich, London, Luxembourg, New York and Singapore, Allianz Capital Partners manages over EUR 34 billion of alternative assets on behalf of the Allianz Group and third-party investors.* Our investment focus is on private equity, infrastructure and renewable energy. Our investment strategy is targeted to generate attractive, long-term and stable returns for our clients. *Data as at 30 June 2020
About Allianz
The Allianz Group is one of the world's leading insurers and asset managers with more than 100 million retail and corporate customers in more than 70 countries. Allianz customers benefit from a broad range of personal and corporate insurance services, ranging from property, life and health insurance to assistance services to credit insurance and global business insurance. Allianz is one of the world’s largest investors, managing 766 billion euros on behalf of its insurance customers. Furthermore, our asset managers PIMCO and Allianz Global Investors manage 1.7 trillion euros of third-party assets. Thanks to our systematic integration of ecological and social criteria in our business processes and investment decisions, we hold the leading position for insurers in the Dow Jones Sustainability Index. In 2019, over 147,000 employees achieved total revenues of 142 billion euros and an operating profit of 11.9 billion euros for the group.

Telefónica, S.A.    Dirección de Comunicación Corporativa Tel: +34 91 482 38 00
    Ronda de la Comunicación, s/n email: prensatelefonica@telefonica.com
    28050 Madrid http://saladeprensa.telefonica.com
@Telefonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 29, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors